Healthcare Triangle, Inc.

7901 Stoneridge Drive, Suite 210

Pleasanton, CA 94588

(925) 270-4812

July 9, 2026

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Healthcare Triangle, Inc.

Application for Withdrawal of Registration Statement on Form S-3

(File No. 333-297283)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 as amended (the “Securities Act”), Healthcare Triangle, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-3 together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on July 7, 2026.

The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. The Company is seeking withdrawal of the Registration Statement because it will register the securities under a registration statement on Form S-1. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to David Ayanoglou, Chief Financial Officer, at 7901 Stoneridge Drive, Suite 210, Pleasanton, CA 94588 (or via email at david.a@healthcaretriangle.com), with a copy to Jeffrey P. Wofford, Esq., Sichenzia Ross Ference Carmel LLP, 1185 Avenue of the Americas, 26th floor, New York, NY 10036 (or via email at JWofford@srfc.law).

Please do not hesitate to contact Jeffrey P. Wofford, Esq. via telephone at (646) 876-0618 or via email at JWofford@srfc.law if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely,

/s/ Sujatha Ramesh
Name: Sujatha Ramesh
Title: Chief Operating Officer